SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13G/A*
                                 (Rule 13d-102)
                                ----------------

              INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO
                   RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO 13d-2 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                  Primus Telecommunications Group, Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    741929301
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


                              (Page 1 of 11 Pages)

-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A                                                    PAGE 2 of 11
CUSIP No. 741929301


     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Phaeton International (BVI) Ltd.
            None
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
              British Virgin Islands
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    160,393 shares of Common Stock
                    Warrants to purchase 49,722 shares of Common Stock
                         (see Item 4)
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    160,393 shares of Common Stock
                    Warrants to purchase 49,722 shares of Common Stock
                         (see Item 4)
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          160,393 shares of Common Stock
          Warrants to purchase 49,722 shares of Common Stock (see Item 4)
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            2.2%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
            CO
------------------------------------------------------------------------------

Schedule 13G/A                                                   PAGE 3 of 11
CUSIP No. 741929301


     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Phoenix Partners, L.P.
          13-6272912
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                New York
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    271,778 shares of Common Stock
                    Warrants to purchase 82,962 shares of Common Stock
                         (see Item 4)
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    271,778 shares of Common Stock
                    Warrants to purchase 82,962 shares of Common Stock
                        (see Item 4)
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                    271,778 shares of Common Stock
                    Warrants to purchase 82,962 shares of Common Stock
                        (see Item 4)
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            3.6%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          PN
------------------------------------------------------------------------------

Schedule 13G/A                                                    PAGE 4 of 11
CUSIP No. 741929301


    (1)   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Phoenix Partners II, L.P.
             84-1631449
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    34,635 shares of Common Stock
                    Warrants to purchase 10,650 shares of Common Stock
                         (see Item 4)
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    34,635 shares of Common Stock
                    Warrants to purchase 10,650 shares of Common Stock
                         (see Item 4)
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
             34,635 shares of Common Stock
             Warrants to purchase 10,650 shares of Common Stock
                (see Item 4)
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                        [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
             0.5%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
             PN
------------------------------------------------------------------------------

Schedule 13G/A                                                  PAGE 5 of 11
CUSIP No. 741929301


    (1)   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Morgens, Waterfall, Vintiadis & Co., Inc.
             13-2674766
-----------------------------------------------------------------------------
    (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               New York
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    466,806 shares of Common Stock
                    Warrants to purchase 143,334 shares of Common Stock
                        (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    466,806 shares of Common Stock
                    Warrants to purchase 143,334 shares of Common Stock
                        (see Item 4)
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          466,806 shares of Common Stock
          Warrants to purchase 143,334 shares of Common Stock (see Item 4)
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                        [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
             6.3%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
            IA
-----------------------------------------------------------------------------

Schedule 13G/A                                                 PAGE 6 of 11
CUSIP No. 741929301


    (1)   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Edwin H. Morgens
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    466,806 shares of Common Stock
                    Warrants to purchase 143,334 shares of Common Stock
                       (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    466,806 shares of Common Stock
                    Warrants to purchase 143,334 shares of Common Stock
                       (see Item 4)
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            466,806 shares of Common Stock
            Warrants to purchase 143,334 shares of Common Stock
                (see Item 4)
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                        [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
             6.3%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
-----------------------------------------------------------------------------

Schedule 13G/A                                                  PAGE 7 of 11
CUSIP No. 741929301


ITEM 1(a).  NAME OF ISSUER:
              Primus Telecommunications Group, Incorporated (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                7901 Jones Branch Drive, Suite 900, McLean, VA, 22102

ITEM 2(a).  NAME OF PERSON FILING:
               This Schedule 13G/A is filed jointly by (a) Phaeton International (BVI) Ltd. ("Phaeton"), (b) Phoenix Partners, L.P. ("Phoenix"), (c) Phoenix Partners II, L.P.("Phoenix II"), (d) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall") and (e) Edwin H. Morgens ("Morgens" and together with the persons listed in (a) through (d), the "Reporting Persons").

               Phaeton, Phoenix and Phoenix II are hereinafter sometimes collectively referred to as the "Advisory Clients".

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
              The business address of each of the Reporting Persons is 600 Fifth Avenue, 27th Floor, New York NY 10020.

ITEM 2(c).  CITIZENSHIP:
              Phoenix is a limited partnership organized under the laws of the State of New York. Phoenix II is a limited partnership organized under the laws of the State of Delaware. Phaeton is an exempted company organized in British Virgin Islands. Morgens Waterfall is a corporation organized under the laws of the State of New York. Morgens is a United States citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
              Common Stock

ITEM 2(e).  CUSIP NUMBER:
              741929301.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ]  Broker or dealer registered under Section 15 of the Act

           (b) [ ]  Bank as defined in Section 3(a)(6) of the Act

           (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the
                    Act

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)

           (f) [ ]  Employee Benefit Plan, Pension Fund which is subject

Schedule 13G/A                                                   PAGE 8 of 11
CUSIP No. 741929301


                    to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

           (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

           (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

           (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c),
         CHECK THIS BOX.                                               [x]

ITEM 4.  OWNERSHIP.

       The percentages used to calculate beneficial ownership are based upon the
(i) 9,600,000 shares of Common Stock that were outstanding as of October 31, 2009 as reported by the Company in its Form 10-Q for the quarterly period ended September 30, 2009, filed on November 16, 2009 and (ii) 143,334 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon exercise within 60 days of derivative securities currently owned by the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise herein within 60 days.


       A. Phaeton International (BVI) Ltd
              (a) Amount beneficially owned: 160,393 shares of Common
                  Stock; warrants to purchase 49,722 shares of Common Stock
              (b) Percent of class: 2.2%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 160,393
                     shares of Common Stock; warrants to purchase 49,722 shares of Common Stock
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
                     160,393 shares of Common Stock; warrants to purchase 49,722 shares of Common Stock

         B. Phoenix Partners, L.P.
                 (a) Amount beneficially owned: 271,778 shares of Common
              Stock; warrants to purchase 82,962 shares of Common Stock
              (b) Percent of class: 3.6%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 271,778
                     shares of Common Stock; warrants to purchase 82,962 shares of Common Stock
               (iii) Sole power to dispose or direct the disposition: -0-

Schedule 13G/A                                                   PAGE 9 of 11
CUSIP No. 741929301






                (iv)  Shared power to dispose or direct the disposition:
                      271,778 shares of Common Stock; warrants to purchase 82,962 shares of Common Stock

        C.  Phoenix Partners II, L.P.
                 (a) Amount beneficially owned: 34,635 shares of Common
                     Stock; warrants to purchase to 10,650 shares of Common
                     Stock
                 (b) Percent of class: 0.5%
                 (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 34,635
                     shares of Common Stock; warrants to purchase to 10,650 shares of Common Stock
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
                     34,635 shares of Common Stock; warrants to purchase to 10,650 shares of Common Stock

         D. Morgens, Waterfall, Vintiadis & Co., Inc.
               (a) Amount beneficially owned: 466,806 shares of Common
                   Stock; warrants to purchase 143,334 shares of Common Stock
              (b)  Percent of class: 6.3%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 466,806
                     shares of Common Stock; warrants to purchase 143,334 shares of Common Stock
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
                     466,806 shares of Common Stock; warrants to purchase 143,334 shares of Common Stock

         E. Edwin H. Morgens
                 (a) Amount beneficially owned: 466,806 shares of Common
                     Stock; warrants to purchase 143,334
                     shares of Common Stock
                 (b) Percent of class: 6.3%
                 (c)(i) Sole power to vote or direct the vote: 0
                (ii) Shared power to vote or direct the vote: 466,806
                     shares of Common Stock; warrants to purchase 143,334 shares of Common Stock
               (iii) Sole power to dispose or direct the disposition: 0
                (iv) Shared power to dispose or direct the disposition:
                     466,806 shares of Common Stock; warrants to purchase 143,334 shares of Common Stock


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
             Morgens Waterfall is an investment adviser registered under
             Section 203 of the Investment Advisers Act of 1940, as amended. The business of Morgens Waterfall is the rendering of financial services and as such it provides discretionary investment advisory services to each of the Advisory Clients. In such capacity, Morgens Waterfall has the power to make

Schedule 13G/A                                                   PAGE 10 of 11
CUSIP No. 741929301


             decisions regarding the dispositions of the proceeds from the sale of the foregoing shares of Common Stock. Under the rules promulgated by the Securities and Exchange Commission, Morgens Waterfall and its principal (Morgens) may be considered "beneficial owners" of securities acquired by the Advisory Clients. Each such Advisory Client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
             Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
            Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
            Not applicable.

ITEM 10.  CERTIFICATION.
            By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G/A                                                   PAGE 11 of 11
CUSIP No. 741929301


                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 4, 2010


                                    /s/ Edwin H. Morgens
                                    ---------------------
                                    Edwin H. Morgens,
                                    as attorney-in-fact for
                                    the Reporting Persons